February 14, 2025

Lawrence Elbaum
Partner, Vinson & Elkins L.L.P.
Daktronics Inc.
1114 Avenue of the Americas, 32nd Floor
New York, NY 10036

       Re: Daktronics Inc.
           PRE14A filed January 21, 2025
           File No. 001-38747
Dear Lawrence Elbaum:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand yourdisclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRE14A filed January 21, 2025
Proposal 1, page 2

1. We note your statement that "key substantive rights of shareholders, including the right to call a special meeting" are discussed in the shareholder rights comparison chart. However, the summary chart starting on page 8 of the Proxy Statement does not appear to discuss shareholders' ability to call a special meeting. Please add such discussion or remove the implication that such discussion is included in the summary comparison chart.
2. Here and later in the proxy statement, including "Principal Reasons for the
       Reincorporation," you list multiple effects of the proposed reincorporation, including that the Company will adopt "proxy access" and a majority voting standard for uncontested director elections. Please revise to clarify whether these corporate governance changes could be effected without the reincorporation into Delaware.
 February 14, 2025
Page 2
Special Meeting, page i

3. Please revise to reflect the filing of soliciting materials by Alta Fox Opportunity Fund,
       LP and to provide any additional information required by Schedule 14A for contested solicitations. Your revised preliminary proxy materials should provide appropriate background regarding the Company's interactions with Alta Fox, including the parties'
       interactions regarding the senior secured convertible notes sold to Alta Fox and the dispute over their conversion.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at
(202) 551-3263.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions